Exhibit 99.3

FIRST AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT dated as of January 1, 2011.

BETWEEN:

ARC RESOURCES LTD., a corporation amalgamated under the laws of the Province of Alberta, having an office in Calgary, Alberta (after giving effect to the Arrangement Transactions (as defined below), the “Borrower”)

OF THE FIRST PART

AND

ROYAL BANK OF CANADA, THE BANK OF NOVA SCOTIA, CANADIAN IMPERIAL BANK OF COMMERCE, BANK OF MONTREAL, THE TORONTO-DOMINION BANK, BNP PARIBAS (CANADA), UNION BANK, CANADA BRANCH, ALBERTA TREASURY BRANCHES, NATIONAL BANK OF CANADA, CITIBANK, N.A., CANADIAN BRANCH, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), CREDIT SUISSE AG, TORONTO BRANCH, and BANK OF AMERICA, N.A., CANADA BRANCH, each a financial institution having a branch in Canada (the “Lenders”)

OF THE SECOND PART

AND

ROYAL BANK OF CANADA, a Canadian chartered bank having a branch in Toronto, Ontario, in its capacity as Administrative Agent (the “Agent”)

OF THE THIRD PART

RECITALS

WHEREAS:

A.                                   ARC Resources Ltd. (the “Predecessor Borrower”), the Lenders and the Agent have entered into an Amended and Restated Credit Agreement dated as of August 4, 2010 (as amended from time to time, the “Credit Agreement”);

B.                                     The Credit Agreement permits a Permitted Tax Reorganization;

C.                                     The Predecessor Borrower has entered into that certain Arrangement Agreement dated November 10, 2010 (the “Arrangement Agreement”) among the Trust, the Predecessor Borrower, Exchangeco, 1504793 Alberta Ltd. (“ARC Subco”), ARC Petroleum, Smiley, ARC Energy Ltd. (“ARC Energy”) and ARC Resources General Partnership, formerly named ARC General Partnership No. 1 (“ARC Partnership”) pursuant to which the events set out in the Plan of Arrangement (as defined in the Arrangement Agreement) occurred either on December 31,

2010 or on the date hereof.  In particular, inter alia, ARC Energy acquired all of the trust units of the Trust, all of the assets and liabilities of the Trust were transferred to and assumed by ARC Energy, and the Trust was terminated.  In addition, ARC Energy, the Predecessor Borrower, ARC Petroleum, Exchangeco and Smiley were amalgamated to form the Borrower and the ARC Partnership Agreement governing ARC Partnership was amended and restated (all of the events set out in the Plan of Arrangement being referred to as the “Arrangement Transactions”); and

D.                                    The Borrower wishes to acknowledge and confirm certain matters as a result of the Arrangement Transactions and the Lenders have agreed to make certain amendments to the Credit Agreement on the terms and conditions contained herein.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises, the mutual covenants contained herein and for other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this First Amendment to Amended and Restated Credit Agreement, including the recitals hereto (herein sometimes referred to as “this Agreement”) unless something in the context or subject matter is inconsistent therewith, capitalized terms and expressions have the meanings assigned thereto in the Credit Agreement.

ARTICLE 2
ACKNOWLEDGEMENT

2.1                               Acknowledgement

The Borrower hereby acknowledges and agrees that following the Arrangement Transactions:

(a)                                  it continues to be liable for the Borrowings and bound by all other obligations, covenants, agreements and acknowledgements of the Predecessor Borrower in the Credit Agreement and the other Loan Documents;

(b)                                 it continues to be liable for the Working Capital Borrowings and bound by all other obligations, covenants, agreements and acknowledgements of the Predecessor Borrower in the Working Capital Agreement and all bankers’ acceptances, letters of credit and other documents delivered from time to time in connection therewith;

(c)                                  each of ARC Partnership and ARC Subco (the “Guarantors”) continue to be liable for and shall perform all obligations required of it by its respective Guarantee and, to the extent applicable to it, the Credit Agreement and any other Loan Documents, and all such obligations are and shall continue to be in full force and effect.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                               Representations and Warranties

The Borrower hereby represents and warrants that:

(a)                                  as of the date hereof, after giving effect to the Arrangement Transactions, the Restricted Subsidiaries are ARC Partnership and ARC Subco both of which are Material Restricted Subsidiaries;

(b)                                 the representations and warranties with respect to the Predecessor Borrower and each Restricted Subsidiary existing as of the date hereof after giving effect to the Arrangement Transactions which are contained in Section 2.1 of the Credit Agreement and in each of the other Loan Documents to which the Predecessor Borrower or such Restricted Subsidiary was a party or which are contained in any certificate furnished by or on behalf of the Predecessor Borrower are true and correct with application to the Borrower and each such Restricted Subsidiary in all material respects on the date hereof;

(c)                                  no Default or Event of Default has occurred and is continuing after giving effect to the Arrangement Transactions;

(d)                                 the Arrangement Transactions did not and will not result in any unindemnified adverse withholding or other tax consequences in respect of payments to the Lenders under the Credit Agreement or under any other Loan Document (after taking into account the Borrower’s indemnification obligations under Section 6.3 of the Credit Agreement);

(e)                                  the Arrangement Transactions did not result in any change in the ultimate ownership of the business of the Trust except for any holders of trust units or Exchangeable Shares who dissented to the Arrangement Transactions and will receive cash for the trust units or Exchangeable Shares as a result of such dissent; and

(f)                                    the Arrangement Transactions did not and shall not have a Material Adverse Effect.

ARTICLE 4
AMENDMENTS TO CREDIT AGREEMENT

4.1                               Amendments

The parties hereto hereby agree to amend the Credit Agreement, from and as of the date hereof, as follows:

(a)                                  all references to the “Trust” or “Borrower” in the Credit Agreement or any other Loan Document for matters arising after the completion of the Arrangement Transactions shall be deemed to include or refer to the Borrower, unless the context otherwise requires;

(b)                                 all references to “units”, “unitholders” and “Unitholders’ Equity” in the Credit Agreement and the other Loan Documents for matters arising after completion of the Arrangement Transactions shall be deemed to refer to “shares”, “shareholders” and “Shareholders’ Equity”, respectively, unless the context otherwise requires; and

(c)                                  the Credit Agreement and the other Loan Documents shall be construed and interpreted in a manner which gives full force and effect to the Arrangement Transactions having been entered into and completed, including without limitation, the deletion of all references in the Credit Agreement to ARC Petroleum, Exchangeco, Exchangeco Note, Exchangeable Shares, Material Contracts, Resources Debt, Royalty, Royalty Agreement, Trust Indenture, Reclamation Funds and Smiley and having regard to the change of name of ARC No. 1 to ARC Resources General Partnership; and

(d)                                 the defined term “Working Capital Facility” in Section 1.1 of the Credit Agreement shall be amended by deleting it in its entirety and replacing it with the following:  “Working Capital Facility” means the $30,000,000 working capital facility provided by Royal to one or more of the Borrower and/or any Restricted Subsidiary.

4.2                               Release of Certain Guarantees

Upon the satisfaction of the conditions to the effectiveness of this Agreement set out in Section 5.1, the Lenders (in their capacity as Lenders under the Credit Agreement and as parties to any Swap Agreement entered into by any of the Lenders or their Affiliates) and Royal, in its capacity as Working Capital Lender by executing this Agreement, confirm that each of the Guarantees dated April 5, 2004 executed by the Trust and ARC Petroleum are released concurrently with this Agreement becoming effective.

4.3                               Release of Subordination Agreement

The Lenders (in their capacity as Lenders under the Credit Agreement and as parties to any Swap Agreement entered into by any of the Lenders or their Affiliates) and Royal, in its capacity as Working Capital Lender by executing this Agreement, agree to release and terminate the Subordination Agreement and authorize the Agent to execute a Release and Termination Agreement (the “Release”) in substantially the form of Schedule A attached hereto provided that such Release shall not be executed and delivered by the Agent until the conditions to the effectiveness of this Agreement set out in Section 5.1 have been satisfied and the Agent receives from the Borrower a certificate in form and substance acceptable to the Agent certifying that the holders of all Notes or their duly authorized agents have executed the Release which also releases and terminates the subordination agreements entered into by the Predecessor Borrower and the Trust, among others, with the holders of the Notes and attaching thereto, the Release so executed.  If the Subordination Agreement is released and terminated pursuant to the executed Release, the parties hereto agree that the Credit Agreement shall be deemed to be amended to give effect to such release and termination and to delete all references to the Subordination

Agreement and all covenants and obligations of the Borrower with respect thereto, including without limitation, the condition precedent set out in Section 7.1(c)(viii) of the Credit Agreement.

ARTICLE 5
CONDITIONS TO EFFECTIVENESS

5.1                               Effective Date

This Agreement shall become effective at such time as the following conditions have been satisfied:

(a)                                  there shall exist no Default or Event of Default under the Credit Agreement as amended hereby;

(b)                                 the representations and warranties contained in Section 3.1 of this Agreement shall be true and correct;

(c)                                  the Agent shall have received each of the following documents, in form and substance satisfactory to the Agent, acting reasonably:

(i)                                     a duly executed copy of this Agreement;

(ii)                                  a certificate of an officer of the Borrower attaching thereto (A) a true copy of the constating documents of the Borrower evidencing that the Arrangement (as defined in the Arrangement Agreement) has become effective, (B) a true copy of the constating documents and partnership agreement of ARC Subco and ARC Partnership, and (C) directors resolutions of the Borrower approving the transactions contemplated hereby, and certifying as to incumbency, the matters set out in Sections 5.1(a) and 5.1(b) and such other matters as the Agent may reasonably request;

(iii)                               a certificate of status in respect of the Borrower issued under the laws of the Province of Alberta;

(iv)                              an opinion from legal counsel to the Borrower and the Guarantors with respect to this Agreement and the Consent and Acknowledgement of Guarantors and related transactions, in form satisfactory to the Agent and its counsel, acting reasonably;

(v)                                 an opinion from legal counsel to the Lenders with respect to this Agreement and related transactions, in form satisfactory to the Agent, acting reasonably; and

(vi)                              such other documents as the Agent may reasonably request.

5.2                               Waiver

The terms and conditions of Section 5.1 are inserted for the sole benefit of the Agent and the Lenders and the Agent by or with the prior consent of all of the Lenders may waive them in whole or in part.

ARTICLE 6
GENERAL

6.1                               Counterpart Execution

This Agreement may be executed in any number of counterparts and by means of facsimile or pdf signatures and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

6.2                               Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by, the laws of the Province of Alberta and of Canada applicable therein.

6.3                               Confirmation of Credit Agreement

The Credit Agreement and the other Loan Documents, except as contemplated hereby, continue to be in full force and effect and are hereby ratified and confirmed by the parties hereto.  The parties acknowledge that this Agreement constitutes a “Loan Document” and the Borrower acknowledges that all representations, warranties and other terms of the Credit Agreement applicable to Loan Documents are applicable to this Agreement.  The Borrower agrees that at any time and from time to time, upon the reasonable written request of the Agent, the Borrower will, and will cause any Guarantor to execute and deliver such further documents and do such further acts as the Agent may reasonably request in order to effect the purposes of this Agreement.

IN WITNESS WHEREOF, the Borrower and the Lenders have duly executed this Agreement as of January 1, 2011.

ARC RESOURCES LTD.

Per:	(Signed) “Steven Sinclair”
	Name:	Steven Sinclair
	Title:	Senior Vice President
Finance and Chief Financial Officer

CONSENT AND ACKNOWLEDGEMENT OF GUARANTORS

The undersigned Guarantors hereby consent to the terms of the above First Amendment to Amended and Restated Credit Agreement and the transactions contemplated thereby and confirm that the Guarantees dated as of May 27, 2010 executed by each of the undersigned in favour of the Agent on behalf of the Lenders are in full force and effect as amended herein. Without limiting the generality of the foregoing, the Guarantors acknowledge that the “Obligations” guaranteed by the Guarantors pursuant to the said Guarantees executed by the respective Guarantors include, without limitation, all obligations of the Borrower to the ARC Lenders (as defined in such Guarantees) under the Credit Agreement (as defined in the above Agreement) as so acknowledged and amended, under all Swap Agreements and under the Working Capital Agreement.  Each undersigned Guarantor agrees that its respective Guarantee is hereby amended by inserting the following as a new Section 26 thereof.

26.                               Postponement of Claims:  All indebtedness and liabilities, present and future, of the Borrower to the Guarantor, together with each and every security therefor, is hereby postponed to all present and future indebtedness and liabilities of the Borrower to the ARC Lenders, and during the existence of an Event of Default all monies received by the Guarantor from the Borrower shall be received and held by the Guarantor in trust for the ARC Lenders and the holders of the Notes (as defined in the Credit Agreement) on a proportionate basis, and forthwith upon receipt paid over to the ARC Lenders and the holders of the Notes on a proportionate basis until the Borrower’s indebtedness and liabilities to the ARC Lenders and the holders of the Notes is finally paid and satisfied in full, all without prejudice to and without in any way limiting or lessening the liability of the Guarantor to the ARC Lenders under this Guarantee.

Dated as of January 1, 2011.

1504793 ALBERTA LTD.		ARC RESOURCES GENERAL PARTNERSHIP (formerly named ARC General Partnership No. 1) by its manager ARC RESOURCES LTD.

Per:	(Signed) “Al Roberts”	Per:	(Signed) “Steven Sinclair”
	Name: Al Roberts		Name: Steven Sinclair
	Title: Vice-President Operations		Title: Senior Vice President Finance and Chief Financial Officer

ROYAL BANK OF CANADA

Per:	(Signed)
Name:
Title:

THE BANK OF NOVA SCOTIA

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

BANK OF MONTREAL

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

THE TORONTO-DOMINION BANK

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

BNP PARIBAS (CANADA)

Per:	(Signed)
Name:
Title:

Per:
Name:
Title:

UNION BANK, CANADA BRANCH

Per:	(Signed)
Name:
Title:

ALBERTA TREASURY BRANCHES

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

NATIONAL BANK OF CANADA

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

CITIBANK N.A., CANADIAN BRANCH

Per:	(Signed)
Name:
Title:

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

CREDIT SUISSE AG, TORONTO BRANCH

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH

Per:	(Signed)
Name:
Title:

ROYAL BANK OF CANADA,
as Administrative Agent

Per:	(Signed)
Name:
Title:

Schedule A to the First Amendment to Amended and Restated Credit Agreement dated as of January 1, 2011 between ARC Resources Ltd. as Borrower and a syndicate of Lenders with Royal Bank of Canada as Administrative Agent

RELEASE AND TERMINATION AGREEMENT

(See Attached)

RELEASE AND TERMINATION AGREEMENT

(Subordinations)

RE:                                                                              The Bank Subordination, the 2004 Subordination, the Master Shelf Subordination, the 2009 Subordination and the 2010 Subordination (each as defined in Schedule A and collectively, the “Subordination Agreements” and individually, a “Subordination Agreement”)

Date:                                                                    January 1, 2011

To:                                                                              Royal Bank of Canada (as Agent on behalf of the Banks), the Master Shelf Noteholders, the 2004 Noteholders, the 2009 Noteholders, the 2010 Noteholders and ARC Resources Ltd.

Each of the Agent (on behalf of the Banks), the Master Shelf Noteholders, the 2004 Noteholders, the 2009 Noteholders and the 2010 Noteholders, hereby:

(a)                                  confirms that it is a party to the applicable Subordination Agreement; and

(b)                                 acknowledges and agrees that effective as of January 1, 2011 (the “Release Date”):

(i)                                     the Agent (on behalf of the Banks) releases and terminates the Bank Subordination;

(ii)                                  the Master Shelf Noteholders release and terminate the Master Shelf Subordination;

(iii)                               the 2004 Noteholders release and terminate the 2004 Subordination;

(iv)                              the 2009 Noteholders release and terminate the 2009 Subordination; and

(v)                                 the 2010 Noteholders release and terminate the 2010 Subordination;

This Release and Termination Agreement (Subordinations) shall be governed by, construed and enforced in accordance with the laws in force in the Province of Alberta.

This Release and Termination Agreement (Subordinations) may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same instrument.  This Release and Termination Agreement (Subordinations) shall not be effective until it has been executed by each Master Shelf Noteholder, each 2004 Noteholder, each 2009 Noteholder, each 2010 Noteholder and the Agent and such signatures are releasable as confirmed by Macleod Dixon LLP as counsel to such Noteholders and by Bennett Jones LLP as counsel to the Agent and the transactions described in the Arrangement Agreement dated November 10, 2010 among ARC Energy Trust, ARC Resources Ltd., 1485275 Alberta Ltd., 1504793 Alberta Ltd., ARC Petroleum Inc., Smiley Gas Conservation Ltd., ARC Energy Ltd. and ARC Resources General Partnership have been completed.

[signature page follows]

ROYAL BANK OF CANADA, as agent for the Banks

By:
Name:
Title:

The Master Shelf Noteholders:

[NOTEHOLDER SIGNATURE PAGES]

The 2004 Noteholders

[NOTEHOLDER SIGNATURE PAGES]

The 2009 Noteholders

[NOTEHOLDER SIGNATURE PAGES]

The 2010 Noteholders

[NOTEHOLDER SIGNATURE PAGES]

Acknowledged as of January 1, 2011

ARC RESOURCES LTD.		1504793 ALBERTA LTD.

Per:		Per:
	Name:		Name:
	Title:		Title:

ARC RESOURCES GENERAL PARTNERSHIP by its managing partner ARC RESOURCES LTD.

Per:
Name:
Title:

Schedule A

Subordination Agreements

1.                                       Amended and Restated Subordination Agreement dated August 4, 2010 among Royal Bank of Canada (as Agent), ARC Energy Trust, ARC Resources Ltd., ARC Petroleum Inc., 1485275 Alberta Ltd., ARC General Partnership No. 1 and 1504793 Alberta Ltd. (the “Bank Subordination”)

2.                                       Subordination Agreements (i) dated April 27, 2004 made by each of ARC Energy Trust, Orion Energy Trust, 908563 Alberta Ltd. and ARC Canadian Oil & Gas Ltd. and (ii) dated January 1, 2009 made by 1405292 Alberta Ltd., each of which is made in favour of the holders (the “2004 Noteholders”) under the Note Agreement dated April 27, 2004 with respect to the U.S. $62,500,000 4.62% Senior Secured Notes and U.S. $62,500,000 5.10% Senior Secured Notes issued by ARC Resources Ltd. (collectively, the “2004 Subordination”)

3.                                       Global Subordination Agreement dated December 15, 2005 made by ARC Energy Trust, Orion Energy Trust, 908563 Alberta Ltd. and ARC Canadian Oil & Gas Ltd. in favour of all Purchasers and holders (the “Master Shelf Noteholders”) under the Amended and Restated Uncommitted Master Shelf Agreement dated as of December 15, 2005 among ARC Resources Ltd., Prudential Investment Management, Inc. and certain other financial institutions (the “Master Shelf Subordination”)

4.                                       Global Subordination Agreement dated April 14, 2009 made by ARC Energy Trust, Orion Energy Trust and 1405292 Alberta Ltd. in favour of the holders (the “2009 Noteholders”) under the Note Agreement dated April 14, 2009 with respect to the U.S. $67,500,000 7.19% Senior Secured Notes, U.S. $35,000,000 8.21% Senior Secured Notes and Cdn. $29,000,000 6.50% Senior Secured Notes issued by ARC Resources Ltd. (the “2009 Subordination”)

5.                                       Global Subordination Agreement dated May 27, 2010 made by ARC Energy Trust and 1485275 Alberta Ltd. in favour of the holders (the “2010 Noteholders”) under the Note Agreement dated May 27, 2010 with respect to the U.S. $150,000,000 5.36% Senior Notes issued by ARC Resources Ltd. (the “2010 Subordination”)